LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

April 2, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

       Registration Statement on Form S-1

       Filed October 31, 2008

       File No. 333-154912

       Amendment 5

Dear Mr. McWilliams:

We have received the comment letter dated April 1, 2009 and after review and in consultation with you  have made the following additions or amendments.  Paragraphs numbered in this letter follow the same paragraph numbers in your letter.

1.  Have made the changes.

2.

Please see our changes indicating we must raise $100,000 in the next 12 months otherwise we may temporarily or permanently have to cease operations on page 3 et.seq.

3.

Change made as indicated in The Offering.

4.

Have made the changes in risk factors consistent with our conversation.

5.

Have made changes that are marked in Risk Factors to accommodate your comments.

We have marked all changes for your convenience.

Very truly yours,

/s/ Henry C. Casden